SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549


                                FORM 11-K

             [X]   ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 1999

                                   OR

           (  )  TRANSACTION REPORT PURSUANT TO SECTION 15 (d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934

                    Commission file number 333-48795

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              MARATHON ELECTRIC HOURLY 401(k) SAVINGS PLAN
                        100 EAST RANDOLPH STREET
                        WAUSAU, WISCONSIN  54401

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        REGAL-BELOIT CORPORATION
                            200 STATE STREET
                            BELOIT, WI  53511



                          REQUIRED INFORMATION

Marathon Electric Hourly 401(k) Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1998 and 1999, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.


                               SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARATHON ELECTRIC HOURLY 401(k) SAVINGS PLAN

By: Marathon Electric Hourly 401(k) Savings Plan Administrative Committee and Plan Administrator


/S/ Henry W. Knueppel                                            June 28, 2000
----------------------------------
Henry W. Knueppel

/S/ David Eisenreich                                             June 28, 2000
----------------------------------
David Eisenreich



                               APPENDIX  I

              MARATHON ELECTRIC HOURLY 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999, SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1999 AND INDEPENDENT AUDITOR'S REPORT


               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
Marathon Electric Hourly Employees' 401(k) Savings Plan:


As independent public accountants, we hereby consent to the incorporation of our reports, included and incorporated by reference in this Form 11-K, into the Company's previously filed Registration Statement, File No. 333-48795.



/S/ ARTHUR ANDERSEN LLP
-----------------------
ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
June 26, 2000

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                  -----------------------------------------


To the Plan Administrator of the Marathon Electric
Hourly Employees' 401(k) Savings Plan:


As independent public accountants, we hereby consent to the incorporation of our reports, included and incorporated by reference in this Form 11-K, into the company's previously filed Registration Statement, File No. 333-48795.



/S/ ARTHUR ANDERSEN LLP
-----------------------
ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
June 26, 2000

                            MARATHON ELECTRIC
                            -----------------

                        HOURLY 401(k) SAVINGS PLAN
                        --------------------------


          FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998
          -----------------------------------------------------

         TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
         ------------------------------------------------------

                           MARATHON ELECTRIC
                           -----------------

                       HOURLY 401(k) SAVINGS PLAN
                       --------------------------


                          FINANCIAL STATEMENTS
                          --------------------

                    AS OF DECEMBER 31, 1999 AND 1998
                    --------------------------------

                            TABLE OF CONTENTS
                            -----------------


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

  Statement of Net Assets Available for Plan Benefits, with Fund Information, as of December 31, 1999 and 1998

  Statement of Changes in Net Assets Available for Plan Benefits, for the Year Ended December 31, 1999 and 1998


NOTES TO FINANCIAL STATEMENTS


SCHEDULE SUPPORTING FINANCIAL STATEMENTS:

  Schedule I: Schedule of Assets Held for Investment Purposes as of December 31, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Marathon Electric Hourly 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Marathon Electric Hourly 401(k) Savings Plan as of
December 31, 1999 and 1998 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Marathon Electric Hourly 401(k) Savings Plan Plan as of December 31, 1999 and 1998 and the changes in its net assets available for plan benefits, for the years then ended on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/S/ ARTHUR ANDERSEN LLP
-----------------------------------
ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin,
May 26, 2000.

              MARATHON ELECTRIC HOURLY 401(k) SAVINGS PLAN

          Statements of Net Assets Available for Plan Benefits


                                                                                  As of
                                                                               December 31
                                                                           1999          1998
                                                                        -----------    ----------
Assets:
   Investments, at fair value-
      Marathon Electric Master Trust Fund                               $10,237,203    $8,189,006
                                                                        -----------    ----------

   Net Assets Available for Plan Benefits                               $10,237,203    $8,189,006
                                                                        ===========    ==========

The accompanying notes to financial statements are an integral part of these statements.


                 MARATHON ELECTRIC HOURLY 401(k) SAVINGS PLAN

          Statements of Changes in Net Assets Available for Plan Benefits


                                                        For the Years Ended
                                                            December 31
                                                         1999          1998
                                                      ----------    ----------
Additions:
  Net Investment Income from Marathon Electric
    Manufacturing Corporation Master Trust Fund       $1,263,782    $1,026,311

  Contributions-
    Employer                                             465,510       462,595
    Participants                                       1,017,468       985,807
                                                      ----------    ----------
     Total Contributions                               1,482,978     1,448,402
                                                      ----------    ----------
     Total Additions                                   2,746,760     2,474,713

  Deductions
    Benefits Paid to Participants                        659,618       594,929
    Administrative Expenses and Other                     23,982        31,822
    Transfers to Other Company Plans                      14,963        12,224
                                                      ----------    ----------
     Total Deductions                                    698,563       638,975
                                                      ----------    ----------
  Net Increase                                         2,048,197     1,835,738

  Net Assets Available for Plan Benefits:
    Beginning of Year                                  8,189,006     6,353,268
                                                     -----------   -----------
    End of Year                                      $10,237,203    $8,189,006
                                                     ===========   ===========

The accompanying notes to financial statements are an integral part of these statements.

                             MARATHON ELECTRIC
               -----------------------------------------------

                MARATHON ELECTRIC HOURLY 401(k) SAVINGS PLAN
                --------------------------------------------


                        NOTES TO FINANCIAL STATEMENTS
                        -----------------------------

                         DECEMBER 31, 1999 AND 1998
                 ------------------------------------------



(1)  Description of Plan and Funding Policy-
     ---------------------------------------

The following description of the Marathon Electric Hourly 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General-
-------

The Plan is a defined contribution plan covering all hourly employees and truck drivers of the Marathon Electric and its subsidiary, the Marathon Special Products Corporation (referred to collectively as the "Company").

On May 28, 1999, the hourly employees of the Lincoln Motors division ("Lincoln") of Marathon Electric were added to the Plan upon acquisition of the division. Prior employee service with their previous employer counted towards eligibility to participate in the Plan, but not toward vesting. Impact on Plan financial statements was immaterial.

An employee becomes eligible to participate in the Plan on the first day of the month subsequent to the employee obtaining the age of 21 or completion of the qualifying period. The qualifying period is defined as the 12 month period commencing after the date of employment or subsequent to January 1, upon completion of at least 1,000 service hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions-
-------------

Participants are allowed to contribute up to 15 percent of pretax annual income up to a maximum of $10,000 or such higher amount permitted by IRS Code Section 402(a) for employees represented by Local 1791, IBEW, and Teamsters Local 446 and Lincoln employees; and 10 percent of pretax annual income for employees at the West

Plains and Lebanon facilities as defined by the Plan. The Company currently matches 50 percent of the portion of an employee's contribution up to five percent of pretax income for employees represented by local 1791, IBEW, four percent for employees represented by Teamsters Local 446; three percent for employees at the West Plains Lebanon and Lincoln facilities. The Company matches 25 percent of an employee's contribution equal to two percent of pretax income for employees represented by Local 1076, IBEW. The Company has the option to annually increase the matching contribution for these locations at its discretion. There is no Company matching contribution for Lima participants. Lima employees who were employed on January 1, and who completed their probationary period by that date received a Company contribution of $1,000 for the years ending December 31, 1999 and 1998.

Overall responsibility for administering the Plan rests with the Plan's administrative committee which is appointed by the board of directors of the Company. The Plan's trustee, Marshall & Ilsley Trust Company (the "Trustee"), is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets.

Vesting-
-------

Participants are 100 percent vested in their contributions and the earnings on those contributions. Company contributions and the earnings thereon vest after five years of eligible service. One year of eligible service is defined as a year of employment with the Company. Partial years may be vested as defined in the Plan document.

Investment options-
------------------

Participants may direct their contributions and any related earnings thereon into six investment options, in 10% increments. Participants may change their investment elections every thirty days. A description of each investment option is provided below:

Northern Capital Equity Fund-
----------------------------

The primary investment objective of this fund is growth of capital consistent with moderate level of risk. The fund invests in stocks and cash equivalents.

American Century Balanced Fund-
------------------------------

The primary investment objective of this fund is to provide growth opportunities and income. The fund invests in common stocks and fixed income securities.

M&I Stable Principal Fund-
-------------------------

This fund is designed to offer preservation of principal, price stability, and returns that are generally higher than money market rates. Investments in the fund are in contracts with insurance carriers and banks. The contracts are reported at contract value, which approximates fair value. A small part of the fund is also invested in a broadly diversified money market fund.

Fidelity Advisor Growth Fund-
----------------------------

The primary investment objective of this fund is to provide capital growth by investing primarily in common stocks. The fund typically will invest at least 65% of its total assets in securities of companies that have long-term growth potential.

Templeton Foreign Fund-
----------------------

This fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

Regal-Beloit Stock Fund-
-----------------------

This fund allows participants to invest in the common stock of the Regal-Beloit Corporation.

Payment of benefits-
-------------------

On termination of service, the participant receives a lump-sum amount equal to the value of the participant's account.

Forfeitures-
-----------

Plan forfeitures arise as a result of participants who terminate service with the Company before becoming vested in the Company's contribution. The amount of forfeitures allocable to remaining participants at December 31, 1999 and 1998 were $8,465 and $11,238, respectively.

Plan termination-
----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

(2)  Summary of Accounting Policies-
     ------------------------------

Basis of Accounting-
-------------------
The accompanying financial statements are presented on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. Contributions are recognized at the time such amounts are received rather than when contributed.

Use of estimates-
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of plan assets at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

Payment of benefits-
-------------------

Benefit payments to participants are recorded upon distribution.

Administrative expenses-
-----------------------

Substantially all administrative expenses are paid by the Plan. These expenses include investment management and trustee fees.

(3) Investments-
    -----------

The Plan's investments are commingled with the assets of several other Company plans in the Marathon Electric Master Pension Trust (the "Master Trust"). Investments of the Master Trust are carried at current market value as determined by the Trustee through reference to published data. Earnings, unrealized gains/losses, fees and expenses relating to investment transactions of the Master Trust are allocated by the Trustee to the participating plans based on each plan's proportionate share of trust assets.

The assets of each Plan are segregated within the accounts of the Master Trust. The market value of the assets held in the Master Trust as of December 31 are as follows:

                                                1999            1998
                                            -----------      -----------
Accrued Interest and Dividends              $   112,480      $   160,791
Marshall Money Market Fund                      747,163        1,149,756
M&I Stable Principle Fund                     8,392,682        8,219,564
Common Stock                                 50,574,335       37,898,292
American Century Balanced Fund                5,992,879        5,887,726
Northern Capital Equity Fund                 21,033,982       16,117,312
Fidelity Advisor Growth Fund                  9,915,333       10,297,156
Templeton Foreign Fund                        1,876,244          930,525
Regal-Beloit Corporation Master Trust           798,638          753,086
Fixed Income Securities                       3,436,740        3,199,464
Participant Loans                               575,375          640,510
                                            -----------      -----------
     Total Assets of the Master Trust      $103,445,851      $85,254,182
                                           ============      ===========

The Marshall Funds are controlled by Marshall & Ilsley Corporation, the parent company of the Trustee. The M&I Stable Principle Fund is a collective investment fund operated by the Trustee.

Allocations of assets of the Master Trust to participating plans as of December 31 are as follows:

                                           1999                    1998
                                   --------------------    -------------------
                                      Amount        %        Amount        %
                                   ------------   -----    -----------   -----
Salaried Employees' Pension Plan   $ 38,173,087   36.9%    $29,448,716   34.5%
Wausau Hourly Pension Plan           16,656,441   16.1      12,916,088   15.2
Hourly 401(k) Savings Plan           10,237,203    9.9       8,189,006    9.6
Salaried 401(k) Savings Plan         38,389,120   37.1      34,700,372   40.7
                                   ------------   ------   -----------   -----
Total Assets of the Master Trust   $103,455,851  100.0%    $85,254,182   100.0%
                                   ============  ======    ===========   ======

Master Trust income and its allocation to the participating plans for the years ended December 31 are as follows:

                                             1999           1998
                                         ------------    ----------
Interest and Dividend Income             $   779,055     $  707,399
Realized gains, net                        7,458,652      6,063,861
Unrealized Appreciation in the
  Fair Value of Investments, Net          11,813,826      2,660,354
                                         -----------     ----------
Total Master Trust Income                $20,051,533     $9,431,614
                                         ===========     ==========


                                            1999            1998
                                         -----------     ----------
Salaried Employees' Pension Plan         $ 9,807,212     $2,527,292
Wausau Hourly Pension Plan                 4,283,402      1,111,534
Hourly 401(k) Savings Plan                 1,263,782      1,026,311
Salaried Employees' 401(k) Savings Plan    4,697,137      4,766,477
                                         -----------     ----------

Total Assets of the Master Trust         $20,051,533     $9,431,614
                                         ===========     ==========

(4)  Guaranteed Investment Contracts-
     -------------------------------

The M&I Stable Principal Fund consists of guaranteed investment contracts ("GIC's") and Synthetic guaranteed investment contracts ("SYN's"). All investment contracts are fully benefit responsive. These investment contracts are valued at amortized cost, which represents fair market value. The average crediting interest rates for the years ending December 31, 1999 and 1998 were 6.05% and 5.93%, respectively. The funds average yields for 1999 and 1998 were 5.99% and 6.20%, respectively.

The crediting rates for the contacts are fixed or reset either quarterly or annually. There are no limitations or guarantees.

(5)  Plan Participation in the Regal-Beloit Corporation Master Trust-
     ---------------------------------------------------------------

Effective February 1, 1998, the Company's Board of Directors established an "Employee Stock Fund" within the Plan to enable participants to purchase Regal-Beloit Corporation stock. Effective April 1, 1998, the investment in Regal-Beloit Corporation stock was commingled into the Regal-Beloit Corporation Master Trust (RBC Master Trust). Investments of the RBC Master Trust are carried at current market value as determined by the Trustee through reference to published data. Earnings, market adjustments, fees and expenses relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's share of RBC Master Trust assets.

The assets of the Plan are commingled and are not segregated in the accounts of the RBC Master Trust. The market value of the assets held in the RBC Master Trust as of December 31, 1999 and 1998 is as follows:

                                            1999           1998
                                         -----------    -----------

Regal-Beloit Corporation Stock           $13,009,033    $14,374,579
Marshall Money Market Fund                   115,702        154,077
Accrued Income                                75,700         74,145
                                              92,205              -
                                         -----------    -----------
Total assets of the RBC Master Trust     $13,292,640    $14,602,801
                                          ==========    ===========

Allocations of assets of the RBC Master Trust to participating plans as of December 31, 1999 and 1998 is as follows:

                                           1999                      1998
                                   ---------------------    ----------------------
                                     Amount      Percent      Amount       Percent
                                   -----------   -------    -----------    -------
Regal-Beloit Corporation
  Personal Savings Plan            $ 6,230,849    46.87%    $ 6,805,476    46.60%
Regal-Beloit Corporation
  Profit Sharing Plan                5,788,543    43.55       6,568,489    44.98
Regal-Beloit Corporation
  Savings and Protection Plan          474,609     3.57         475,749     3.26
Marathon Electric Salaried
  Employees' 401(k) Savings Plan       649,478     4.89         635,779     4.36
Marathon Electric Hourly
  401(k) Savings Plan                  149,161     1.12         117,308     0.80
                                   -----------   -------    -----------   -------
Total assets of the
  RBC Master Trust                 $13,292,640   100.00%    $14,602,801   100.00%
                                   ===========   =======    ===========   =======

RBC Master Trust income for the years ended December 31, 1999 and 1998 are as follows:

                                                1999           1998
                                             -----------    -----------
Investment income-
  Interest                                   $    11,261    $    23,602
  Dividends                                      309,644        280,725
  Net Depreciation in Fair Market Value of
    Regal-Beloit Corporation Common Stock     (1,358,911)    (3,979,555)
                                             ------------   ------------
       Total RBC Master Trust Loss           $(1,038,006)   $(3,675,228)
                                             ============   ============

A pro-rata portion of this loss has been allocated to the Marathon Electric Master Pension Trust.

(6)  Tax Exempt Status of the Plan-
     -----------------------------

The Internal Revenue Service has determined and informed the Company by a letter dated December 26, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe the Plan is currently designed and being operated in compliance with applicable requirements of the IRC. Therefore, they believe the Plan is qualified and the related trust remains tax-exempt as of the financial statement date.

(7)  Related Party Transactions-
     --------------------------

Master Trust assets are invested in mutual funds managed by the Trustee. The investment in the Regal-Beloit Stock Fund is an investment in the Plan Sponsor. These are not considered prohibited transactions by statutory exemption under ERISA regulations.

                               SCHEDULE I

                            MARATHON ELECTRIC
                            -----------------
                   HOURLY EMPLOYEES 401(k) SAVINGS PLAN
                   ------------------------------------


        ITEM 27  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
        --------------------------------------------------------

                         AS OF DECEMBER 31, 1999
                         -----------------------

                                   Description of Investment Including
Identity of Issue, Borrower        Maturity Date, Rate of Interest,                      Current
Lessor, or Similar Party           Collateral, Par, or Maturity Value        Cost         Value
----------------------------       -----------------------------------    ----------    ----------
Fidelity Funds                   Advisor Series II, Growth
                                    Opportunities Fund                    $1,410,787    $1,507,704

Templeton Funds, Inc.            Templeton Foreign Fund CL-1                 299,790       339,774

American Century Investments     American Century Balanced                 1,460,530     1,412,297
                                    Investors Fund

Northern Capital, Inc.           Northern Capital Equity Fund              2,455,650     4,543,873

Regal-Beloit Company             Common stock of
  Stock Fund*                      Regal-Beloit Corporation                  176,400       149,161

Marshall & Ilsley*               M&I Stable Principal Fund                 2,283,976     2,283,796

*Party-in-interest

The accompanying notes to financial statements are an integral part of this schedule.